April 5, 2017

Securities and Exchange Commission
Division of Corporate Finance
100F Street, NE
Washington, DC 20549
Attn: Jay Ingram, Esq.
Legal Branch Chief
Office of Manufacturing and Construction

Re:	SusGlobal Energy Corp.
Amendment No. 2 to Registration Statement on Form S-4 Filed February 13, 2017
File No. 333-209143

Dear Mr. Ingram:

Please find below responses to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 23, 2017 (the “Comments Letter”) relating to the amendment to No.2 to registration statement submitted to the Commission by SusGlobal Energy Corp. (the “Company”) referenced above. The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments in the Comment Letter has been restated. The registration statement has also been updated to include the financial statements the year ended December 31, 2016.

Liquidity and Capital Resources, page 42

1. We note your response to comment 4 of our letter dated January 27, 2017. In regard to the agreement entered into in February 2017 with PACE for a Line of Credit, please clarify in if the proceeds are only to be used for specific purposes, including the BioGrid project.

Response:

The registration statement has been revised in response to the staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Yours very truly,
SusGlobal Energy Corp.

By: /s/ Marc Hazout
Marc Hazout
President and Chairman